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DIRECT NUMBER: (404) 581-8967

JTMAY@JONESDAY.COM

September 23, 2016

Via EDGAR

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Monster Worldwide, Inc.

Schedule TO-T

Filed September 6, 2016 by Randstad North America, Inc., et. al

File No. 005-49641

Dear Mr. Hindin:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 14, 2016 (the “Comment Letter”) in regard to the above-referenced filing (the “Schedule TO”). In conjunction with this letter, Randstad Holding nv (“Holding”), Randstad North America, Inc. (“Randstad”) and Merlin Global Acquisition, Inc. (“Merger Sub” and, together with Holding and Randstad, the “Filing Persons”) are filing via EDGAR Amendment No. 3 to the Schedule TO (“Amendment No. 3”). All defined terms in this letter have the same meaning as in the Offer to Purchase (the “Offer to Purchase”) filed as an exhibit to the Schedule TO, unless otherwise indicated.

The Filing Persons’ responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Filing Persons’ responses.

Offer to Purchase

General

1.

As noted in Exchange Act Rule 14d-1(g)(2), the term “bidder” is defined as any person who makes a tender offer or “on whose behalf a tender offer is made.” Thus, the bidder concept encompasses persons or entities other than the actual purchaser

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Securities and Exchange Commission

Division of Corporation Finance

September 23, 2016

of securities in a tender offer. Please tell us what consideration you gave to including Randstad Holding nv as a bidder. We note the disclosure on page 38 indicating that Randstad Holding nv was party to the Confidentiality Agreement and Exclusivity Agreement and disclosure on page 39 indicating that Randstad Holding nv intends to finance the acquisition of Shares in the Offer and Merger. Please refer to the factors discussed in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response: The Filing Persons respectfully note that Randstad “is an established entity with substantive operations and assets apart from those related to the offer . . . .” In such a case, “the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” See Section II.D.2 of the November 14, 2000 Current Issues Outline.

Notwithstanding the foregoing, in response to the Staff’s comment and with a view toward revised disclosure, the Schedule TO has been amended pursuant to Amendment No. 3 to include Holding as a bidder and to include all disclosure required with respect to such bidder. Please see Amendment No. 3 under the heading “Item 3. Identity and Background of Filing Person.”

While the Schedule TO has been amended to include Holding as a bidder, the Filing Persons do not believe that such addition is material to the decision by Monster Worldwide, Inc. (“Monster”) stockholders whether to tender, hold or sell their Monster shares because (i) the relationship between Holding and Randstad, as well as Holding’s involvement in the Offer, have been previously disclosed in the Schedule TO and (ii) Randstad is an established entity with substantive operations and assets, as stated above. Accordingly, we do not believe that the addition of Holding as a bidder would require dissemination of new offering materials or an extension of the length of the Offer.

12. Source and Amount of Funds, page 39

2.	We note disclosure on page 39 indicating that Randstad Holding nv intends to finance the acquisition of Shares in the Offer and Merger with a combination of

Securities and Exchange Commission

Division of Corporation Finance

September 23, 2016

cash on hand or undrawn amounts available under existing lines of credit or other sources of financing. Please provide the disclosure called for by Item 7 of Schedule TO. Please refer to Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Filing Persons have authorized us to confirm that the Filing Persons will have sufficient cash on hand to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger and will fund the purchase of all such Shares with cash on hand.

Accordingly, Amendment No. 3 amends and restates the last sentence of Section 12 — “Source and Amount of Funds” on page 39 of the Offer to Purchase to read “Holding intends to finance the acquisition of Shares in the Offer and Merger with cash on hand.”

Conditions of the Offer, page 39

3.	We note the disclosure in the last paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Response: In response to the Staff’s comment, we have been authorized by the Filing Persons to confirm their understanding of both points above.

*       *       *       *       *       *       *

While the Schedule TO has been amended in response to the Staff’s comments as described above, the Filing Persons do not believe that such amendments constitute a material change in the information relating to the Offer that would require dissemination of new offering materials or an extension of the offer period.

Securities and Exchange Commission

Division of Corporation Finance

September 23, 2016

*       *       *       *       *       *       *

In connection with this letter, we have been authorized by the Filing Persons to acknowledge on behalf of each of the Filing Persons that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (404) 581-8967, or by facsimile at (404) 581-8330.

Very truly yours,

/s/ Joel T. May

Joel T. May

cc:	R. Kenneth Boehner, Jones Day